April 29, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sow Good Inc.
Registration Statement on Form S-1
File No. 333-277042

Acceleration Request
	Requested Date:	May 1, 2024
	Requested Time:	4:30 p.m., New York Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Roth Capital Partners, LLC, as representative of the several underwriters, hereby joins Sow Good Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-277042) (the “Registration Statement”) to become effective on May 1, 2024, at 4:30 p.m., New York time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

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Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	President & Head of Investment Banking

cc:	Ira Goldfarb (Sow Good Inc.) Claudia Goldfarb (Sow Good Inc.) Drew Valentine (DLA Piper LLP (US)) John J. Slater (Latham & Watkins LLP)

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